July 23, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Attn:	Hannah Menchel
menchelh@SEC.GOV
Jonathan Burr
burrj@SEC.GOV

Re: Alset EHome International Inc.

Registration Statement on Form S-1

File No. 333-258139

Dear Miss Menchel and Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Alset EHome International Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time, July 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

Very truly yours,

Alset EHome International Inc.

By:	/s/ Michael Gershon
Name:	Michael Gershon
Title:	Chief Legal Officer